                                              Filed by iPrint Technologies, inc.
                       Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.


Contact: W. Scott Holmes
         Wood Associates
         408-523-2760
         scott_holmes@woodteam.com
         -------------------------

         Ann Smith
         Wood Associates
         408-731-4622
         ann_smith@woodteam.com
         ----------------------

FOR IMMEDIATE RELEASE
---------------------


                     WOOD ASSOCIATES AND FLUKE CORPORATION
                         LAUNCH PROMO PRODUCT WEB SITES

(Santa Clara, CA - July 2, 2001) - Wood Associates (http://www.WoodTeam.com), a
                                                    -----------------------
leading supplier of promotional merchandise and marketing solutions, today announced that it has launched two promotional product Web sites for Fluke Corporation (http://www.fluke.com), the world leader in the manufacture,
             --------------------
distribution, and service of electronic test tools and software, to produce custom-printed promotional materials for Fluke. Terms of the three-year agreement were not disclosed.

Wood is supplying Fluke with a wide range of promotional items emblazoned with the Fluke logo that are being used for events, client gifts and other corporate purposes. In addition to the corporate online shops, Wood is producing a print catalog and brochures displaying Fluke's products. The promotional components are part of an overall coordinated marketing effort created by Wood for Fluke Corporation.

As part of an April 2, 2001 agreement, Wood created the two online company stores for Fluke's employees, distributors, and customers. The online stores, which launched in May and June, offer custom-printed promotional items-- including caps, jackets, polo shirts, key chains, golf balls, coffee mugs, flashlights, and more--in a centralized, "one-stop shop" ordering environment.

Wood offers promotional items and marketing solutions to corporate America, boasting over 200 Fortune 1000 accounts. Wood Associates recently announced that is has entered into a definitive merger agreement with leading online printing technology and infrastructure provider iPrint Technologies, inc. (NASDAQ: IPRT). The merger, if and when completed, will allow Wood to add leading-edge e-Print technology into their corporate mix as well as offer additional commercial imprinting services such as business cards, stationery, brochures, direct mail printing, and e-fulfillment.

About Wood Associates

Founded in 1985, Santa Clara-based Wood Associates (Wood Alliance, Inc.) is one of the leading promotional marketing companies in the United States. With a network of 19 offices nationwide, the company has created and managed marketing programs for world-class companies like AOL Time Warner, BP, Charles Schwab, and Compaq. In addition to providing "one-stop shopping" for promotional programs such as logo merchandise and catalog marketing, Wood Associates delivers unique web-based promotions and incentive programs to enhance branding. The company's web programs can be integrated with existing promotional campaigns to create maximum impact for the customer. On June 25, 2001, Wood announced that it signed an agreement to merge with iPrint Technologies, inc. (NASDAQ: IPRT), the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print-buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. For more information on Wood Associates, call (800) 755-9655 or visit the company's web site at www.WoodTeam.com.
----------------

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

About Fluke

Fluke Corporation is the global leader in precision measurement technology. Fluke products are used by technicians and engineers in calibration, service, installation, maintenance, manufacturing test, and quality functions in a variety of industries throughout the world. Visit Fluke's web site at http://www.fluke.com.
--------------------

                                     # # #

Caution applicable under certain SEC rules

Wood Associates is a party to a merger agreement with iPrint Technologies, inc. which contemplates a business combination in which the securities of Wood Associates will be exchanged for securities of iPrint Technologies, inc. Accordingly, the following information is provided:

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

This press release contains "forward looking statements" (as that phrase is used in Section 21E of the Securities Exchange Act of 1934) related to plans and expectations about the business relationship with Fluke Corporation and potential merger with iPrint Technologies, inc. Actual results could differ materially from those stated or implied in our forward-looking statements due to risks and uncertainties associated with our business and the proposed merger, including without limitation, the completion of the merger and the ability of the two companies to successfully integrate, as well as contractual conditions and other contingencies which govern the business relationship with Fluke. These include, but are not limited to, customer order levels, technological difficulties or resource constraints, risks associated with Web-based products and services, and any discontinuance or modification of the business relationship.